Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER ENDED SEPTEMBER 28, 2013

Montreal, Quebec, November 21, 2013: Consolidated sales for the three-month period ended September 28, 2013, were $352 million, as compared to $443 million in the same quarter a year ago. The Company generated net earnings of $6 million or $0.06 per share in the September 2013 quarter compared to a net loss of $47 million or $0.47 per share in the September 2012 quarter. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $25 million for the three-month period ended September 28, 2013, as compared to adjusted EBITDA of $23 million a year ago and adjusted EBITDA of $30 million in the prior quarter.

For the fiscal year ended September 28, 2013, consolidated sales were $1.5 billion, as compared to $1.7 billion in the prior year. The Company generated a net loss of $34 million or $0.34 per share compared to a net loss of $82 million or $0.82 per share in fiscal 2012. Adjusted EBITDA was $98 million compared to $64 million in the prior year.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $22 million on sales of $117 million for the quarter ended September 2013, compared to adjusted EBITDA of $19 million on sales of $120 million in the prior quarter. The sales decline of $3 million was due to lower shipments of pulp. Demand for specialty grades was flat while US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening versus the US dollar and the euro, Canadian dollar equivalent pricing increased by $23 per tonne. Shipments were equal to 74% of capacity as compared to 79% in the prior quarter. Mill level manufacturing costs declined by $2 million.

The Forest Products segment generated adjusted EBITDA of $1 million on sales of $105 million for the quarter ended September 2013, compared to adjusted EBITDA of $7 million on sales of $110 million in the prior quarter. Sales decreased by $5 million due to lower lumber prices. The weaker market conditions that began in the month of June continued into the month of July. However, prices for random lumber rallied in August and September. Stud lumber prices did not rally and continue to sell at a relatively high discount compared to random lumber prices. Overall, US $ reference prices for random lumber decreased by US $19 per mbf while stud lumber decreased by US $64 per mbf. Currency was favourable as the Canadian dollar weakened versus the US dollar. The net effect decreased sales and adjusted EBITDA by $8 million or $41 per mbf. Lumber shipments were equal to 86% of capacity versus 83% in the prior quarter. Sawmill manufacturing costs were unchanged from the prior quarter.

The Paper Pulp segment generated negative adjusted EBITDA of $2 million on sales of $73 million for the quarter ended September 2013, compared to adjusted EBITDA of $3 million on sales of $106 million in the prior quarter. The $33 million decrease in sales was due to lower shipments of pulp. In May 2013, the Company completed the sale of its remaining NBSK mill located in Skookumchuck, BC. During the prior quarter, the mill generated sales of $23 million and adjusted EBITDA of $3 million. Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $45 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. This grade, unlike BEK, had not experienced a price increase in the June 2013 quarter. Currency was a positive as the Canadian dollar was weaker. Overall, average prices increased by $8 per tonne, improving adjusted EBITDA by $1 million. Pulp shipments were equal to 88% of capacity as compared to 98% in the prior quarter. Manufacturing costs increased by $2 million, due primarily to under-absorption of fixed costs as the two pulp mills produced 7.8% fewer tonnes.

The Paper segment generated adjusted EBITDA of $8 million on sales of $81 million for the quarter ended September 2013, compared to adjusted EBITDA of $6 million on sales of $86 million in the prior quarter. Lower shipments led to the $5 million decrease in sales. In terms of markets, coated bleached board improved slightly. The newsprint market weakened due to continued lower North American demand combined with the restart of previously idled capacity. The US $ reference prices for coated bleached board increased by US $24 per short ton while the US $ reference price for newsprint declined by US $2 per tonne. The net effect was a small increase in average prices, increasing adjusted EBITDA by $1 million. Coated bleached board shipments were equal to 94% of capacity as compared to 102% in the prior quarter. The shipment to capacity percentage for newsprint was 81%, compared to 91% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter.

Other items

In September 2013, the Company announced the BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. At the date of this report, the Company has reached agreements to sell various parcels of land for total gross proceeds of $23 million.

In November 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties.

Outlook

Overall, the September 2013 quarterly results were in line with expectations. Weaker than anticipated profitability in lumber was offset by specialty cellulose and paper. While the relatively small decline in random length lumber prices was not unexpected, the 15% decrease in stud lumber prices was unforeseen. The latter grade is more closely tied to United States housing starts and there has been some softness in the data over the last several months. Pricing for random lumber has recently improved, but the significant gap with stud lumber remains. Pricing over the medium and longer term should increase, in step with the anticipated growth in United States new home construction. Specialty Cellulose Pulp segment results continue to be negatively impacted by relatively low viscose grade prices. While pricing for specialty grades remained stable, demand has been softer than anticipated. We continue to assess the market with our customers and are adjusting our production plans accordingly. We anticipate that it will be one or two quarters before we see an increase in demand for specialty grades. Market conditions for viscose grade pulp remain weak. The latter market is currently under pressure as new capacity is exceeding demand growth. The recently announced Chinese antidumping duties on viscose grade pulp will exacerbate the situation. The Company currently has a position of 40,000 tonnes of viscose per year in the Chinese market. In anticipation of this announcement, the Company had been developing a plan to reduce the impact of the duties. The focus will now shift to implementing the plan. The negative adjusted EBITDA generated by the Paper Pulp segment was expected given that the Company disposed of its profitable NBSK pulp mill in the prior quarter. The hardwood paper pulp market remains relatively soft and the impact of new capacity will cause it to remain challenging. Paper segment results improved due to lower energy costs at the Kapuskasing newsprint mill. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $137 million has been spent on the Temiscaming specialty cellulose project to the end of the September 2013 quarter. The Company has also made significant progress in dealing with its defined benefit pension plan obligations. As a result of relatively high contributions, good pension asset performance and an increase in discount rates, the Company’s net pension deficit has decreased from $243 million to $71 million in the last 12 months. This will lead to a material decline in pension contributions in future periods. The Company has recently launched its BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. This will be an area of focus in the next few quarters.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $1.6 billion, Tembec has 3,500 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended September 28, 2013, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com

Management’s Discussion and Analysis
for the quarter ended September 28, 2013

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its fourth fiscal quarter ended September 28, 2013. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 28, 2013, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2012, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt to total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at November 21, 2013, the date of filing in conjunction with the Company’s press release announcing its results for the fourth fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13

Sales	401	407	415	443	376	407	399	352
Freight and other deductions	53	57	59	63	50	54	54	43
Lumber export taxes	2	3	1	1	1	-	1	1
Cost of sales	316	326	311	337	286	310	296	267
SG&A	18	18	18	20	19	19	18	16
Share-based compensation	-	1	(1)	(1)	1	-	-	-
Adjusted EBITDA	12	2	27	23	19	24	30	25

Depreciation & amortization	12	10	11	13	11	9	9	11
Other items	2	(5)	2	51	1	23	4	1
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	17	13
Interest, foreign exchange & other	10	10	7	14	7	6	6	9
Exchange loss (gain) on long-term debt	(2)	(6)	8	(13)	4	6	11	(7)
Pre-tax earnings (loss)	(10)	(7)	(1)	(42)	(4)	(20)	-	11
Income tax expense	6	7	4	5	6	6	4	5
Net earnings (loss)	(16)	(14)	(5)	(47)	(10)	(26)	(4)	6

BUSINESS SEGMENTS

During the December 2012 quarter, the Company reorganized its internal reporting structure, which impacted segment disclosure included in the current period financial statements and MD&A. Prior to the change, the Company had reported the results of the Skookumchuck, BC, Northern Bleached Softwood Kraft (NBSK) pulp mill as part of the Specialty Cellulose and Chemical Pulp segment. Subsequent to the organizational change, the mill has been regrouped with the high-yield pulp mills in a new segment called Paper Pulp. The Specialty Cellulose and Chemical Pulp segment has been renamed Specialty Cellulose Pulp. Comparative prior period segment information has been restated in the interim financial statements to conform to the new presentation. The following summarizes fiscal 2012 quarterly and total year financial results of the two new segments that were utilized as comparables in fiscal 2013.

	($ millions)
					TOTAL
	Dec 11	Mar 12	Jun 12	Sep 12	2012
Specialty Cellulose Pulp
Sales	123	133	124	127	507
Freight and other deductions	10	9	11	10	40
Cost of sales	84	91	91	86	352
SG&A	4	5	5	6	20
Adjusted EBITDA	25	28	17	25	95

Depreciation and amortization	2	2	3	4	11
Operating earnings	23	26	14	21	84

Paper Pulp
Sales	103	120	144	140	507
Freight and other deductions	20	25	29	31	105
Cost of sales	88	107	106	126	427
SG&A	2	1	3	1	7
Adjusted EBITDA	(7)	(13)	6	(18)	(32)
Depreciation and amortization	6	5	6	6	23
Other item - impairment of Chetwynd pulp mill	-	-	-	50	50
Operating loss	(13)	(18)	-	(74)	(105)

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	September	Total	Price	Volume & Mix
	2013	2013	Variance	Variance	Variance
Forest Products	110	105	(5)	(8)	3
Specialty Cellulose Pulp	120	117	(3)	-	(3)
Paper Pulp	106	73	(33)	1	(34)
Paper	86	81	(5)	1	(6)
Corporate	2	4	2	-	2
	424	380	(44)	(6)	(38)
Less: Intersegment Sales	(25)	(28)	(3)
Sales	399	352	(47)

Sales decreased by $47 million as compared to the prior quarter. Currency had a small positive effect on pricing as the Canadian dollar averaged US $0.963, a 1.4% decline from US $0.977 in the prior quarter. Forest Products segment sales decreased by $5 million due to lower lumber prices. Specialty Cellulose Pulp segment sales declined by $3 million due to lower shipments. Paper Pulp segment sales decreased by $33 million due to lower shipments. Paper segment sales decreased by $5 million due to lower shipments.

ADJUSTED EBITDA
$ millions	June	September	Total	Price	Cost & Volume
	2013	2013	Variance	Variance	Variance
Forest Products	7	1	(6)	(8)	2
Specialty Cellulose Pulp	19	22	3	-	3
Paper Pulp	3	(2)	(5)	1	(6)
Paper	6	8	2	1	1
Corporate	(5)	(4)	1	-	1
	30	25	(5)	(6)	1

Adjusted EBITDA decreased by $5 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA declined by $6 million as a result of lower prices. Specialty Cellulose Pulp segment adjusted EBITDA increased by $3 million due to lower costs. Paper Pulp segment adjusted EBITDA declined by $5 million due to higher costs. Paper segment adjusted EBITDA increased by $2 million as a result of lower costs and higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	September	Total	EBITDA	Depreciation	Other Items
	2013	2013	Variance	Variance	Variance	Variance
Forest Products	5	(2)	(7)	(6)	(1)	-
Specialty Cellulose Pulp	15	18	3	3	-	-
Paper Pulp	(2)	(5)	(3)	(5)	-	2
Paper	6	7	1	2	(1)	-
Corporate	(7)	(5)	2	1	-	1
	17	13	(4)	(5)	(2)	3

The Company generated operating earnings of $13 million compared to operating earnings of $17 million in the prior quarter. The previously noted decrease in adjusted EBITDA generated the decline in operating earnings. A more detailed explanation of segment variances is included in the analysis that follows.

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	September
	2013	2013	Variance
Financial ($ millions)
Sales (1)	110	105	(5)

Freight and other deductions	10	10	-
Lumber export taxes	1	1	-
Cost of sales (1)	89	91	(2)
SG&A	3	2	1
Adjusted EBITDA	7	1	(6)

Depreciation and amortization	2	3	(1)
Operating earnings (loss)	5	(2)	(7)

Shipments
SPF lumber (mmbf)	188	194	6

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	436	417	(19)
KD stud delivered G.L. (US $ per mbf)	438	374	(64)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $1 million on sales of $105 million for the quarter ended September 2013, compared to adjusted EBITDA of $7 million on sales of $110 million in the prior quarter. Sales decreased by $5 million due to lower lumber prices.

The weaker market conditions that began in the month of June continued into the month of July. However, prices for random lumber rallied in August and September. Stud lumber prices did not rally and continue to sell at a relatively high discount compared to random lumber prices. Overall, US $ reference prices for random lumber decreased by US $19 per mbf while stud lumber decreased by US $64 per mbf. Currency was favourable as the Canadian dollar averaged US $0.963, a 1.4% decline from US $0.977 in the prior quarter. The net effect decreased sales and adjusted EBITDA by $8 million or $41 per mbf. Lumber shipments were equal to 86% of capacity versus 83% in the prior quarter. Sawmill manufacturing costs were unchanged from the prior quarter.

During the September 2013 quarter, the Company incurred $1 million of lumber export taxes, on shipments of lumber to the United States, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the September 2013 quarter, the Company incurred a tax of 2.7% on its lumber shipments, up from 0.9% in the prior quarter.

The Forest Products segment generated an operating loss of $2 million as compared to operating earnings of $5 million in the prior quarter. The previously noted declined in adjusted EBITDA negatively impacted operating results.

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	June	September
	2013	2013	Variance
Financial ($ millions)
Sales - Pulp	93	91	(2)
Sales - Chemicals	27	26	(1)
	120	117	(3)

Freight and other deductions	11	9	2
Cost of sales	85	81	4
SG&A	5	5	-
Adjusted EBITDA	19	22	3

Depreciation and amortization	4	4	-
Operating earnings	15	18	3

Shipments
Specialty grades (000's tonnes)	45	47	2
Viscose grades (000's tonnes)	16	10	(6)
	61	57	(4)

Average prices
Specialty grades (C $ per tonne)	1,717	1,740	23
Viscose grades (C $ per tonne)	979	891	(88)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $22 million on sales of $117 million for the quarter ended September 2013, compared to adjusted EBITDA of $19 million on sales of $120 million in the prior quarter. The sales decline of $3 million was due to lower shipments of pulp.

Demand for specialty grades was flat while US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening versus the US dollar and the euro, Canadian dollar equivalent pricing increased by $23 per tonne. Viscose grade price realizations declined by $88 per tonne. This market remains oversupplied and prices remain relatively low. Overall, pricing did not impact adjusted EBITDA. Shipments were equal to 74% of capacity as compared to 79% in the prior quarter. Mill level manufacturing costs declined by $2 million. Finished goods inventories of specialty cellulose pulp were at approximately 46 days of supply at the end of September 2013, up from 41 days at the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $18 million compared to operating earnings of $15 million in the prior quarter. The previously noted increase in adjusted EBITDA accounted for the higher operating earnings.

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	June	September
	2013	2013	Variance
Financial ($ millions)
Sales (1)	106	73	(33)

Freight and other deductions	20	13	7
Cost of sales (1)	81	60	21
SG&A	2	2	-
Adjusted EBITDA	3	(2)	(5)

Depreciation and amortization	3	3	-
Other item - loss on sale of Skookumchuck pulp mill	2	-	2
Operating loss	(2)	(5)	(3)

Shipments
NBSK pulp (000's tonnes)	33	-	(33)
High-yield pulp (000's tonnes)	125	110	(15)
Internal (000's tonnes)	16	14	(2)
Total	174	124	(50)

Reference Prices
BEK - delivered China (US $ per tonne)	705	660	(45)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated negative adjusted EBITDA of $2 million on sales of $73 million for the quarter ended September 2013, compared to adjusted EBITDA of $3 million on sales of $106 million in the prior quarter. The $33 million decrease in sales was due to lower shipments of pulp. In May 2013, the Company completed the sale of its remaining NBSK mill located in Skookumchuck, BC. During the prior quarter, the mill generated sales of $23 million and adjusted EBITDA of $3 million.

Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $45 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. This grade, unlike BEK, had not experienced a price increase in the June 2013 quarter. Currency was a positive as the Canadian dollar averaged US $0.963, a 1.4% decline from US $0.977 in the prior quarter. Overall, average prices increased by $8 per tonne, improving adjusted EBITDA by $1 million. Pulp shipments were equal to 88% of capacity as compared to 98% in the prior quarter. Manufacturing costs increased by $2 million, due primarily to under-absorption of fixed costs as the two pulp mills produced 7.8% fewer tonnes. Paper Pulp inventories were at 22 days of supply at the end of September 2013, as compared to 23 days at the end of June 2013.

The Paper Pulp segment generated an operating loss of $5 million compared to an operating loss of $2 million in the prior quarter. The decline in adjusted EBITDA impacted operating results. The prior quarter results included a loss of $2 million related to the sale of the Skookumchuck pulp mill.

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – PAPER

	June	September
	2013	2013	Variance
Financial ($ millions)
Sales	86	81	(5)

Freight and other deductions	13	11	2
Cost of sales	65	59	6
SG&A	2	3	(1)
Adjusted EBITDA	6	8	2

Depreciation and amortization	-	1	(1)
Operating earnings	6	7	1

Shipments
Coated bleached board (000's tonnes)	45	42	(3)
Newsprint (000's tonnes)	55	49	(6)
Total	100	91	(9)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,123	1,147	24
Newsprint - 48.8 gram East Coast (US $ per tonne)	607	605	(2)

The Paper segment generated adjusted EBITDA of $8 million on sales of $81 million for the quarter ended September 2013, compared to adjusted EBITDA of $6 million on sales of $86 million in the prior quarter. Lower shipments led to the $5 million decrease in sales.

In terms of markets, coated bleached board improved slightly. The newsprint market weakened due to continued lower North American demand combined with the restart of previously idled capacity. The US $ reference prices for coated bleached board increased by US $24 per short ton while the US $ reference price for newsprint declined by US $2 per tonne. Currency was positive as the Canadian dollar averaged US $0.963, a 1.4% decrease from US $0.977 in the prior quarter. The net effect was a small increase in average prices, increasing adjusted EBITDA by $1 million. Coated bleached board shipments were equal to 94% of capacity as compared to 102% in the prior quarter. The shipment to capacity percentage for newsprint was 81%, compared to 91% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter.

The Paper segment generated operating earnings of $7 million, compared to operating earnings of $6 million in the prior quarter. The previously noted increase in adjusted EBITDA contributed to the higher operating earnings.

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	June	September
	2013	2013
Financial ($ millions)
General and administrative expenses	5	4
Share-based compensation	-	-
Other items:
Custodial - idled facilities	2	1
Operating expenses	7	5

The Company recorded a negligible expense for share-based compensation in the current quarter and in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter compared to $2 million in the prior quarter.

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	September
	2013	2013
Interest on debt	11	10
Capitalized interest	(2)	(3)
Foreign exchange items	(2)	2
Employee future benefits	(2)	(1)
Bank charges and other	1	1
	6	9

There were no significant interest expense variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Capitalized interest relates primarily to the large capital project currently under construction at the Temiscaming, QC, specialty cellulose mill. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case in the September 2013 quarter, losses are generated. The opposite occurs when the Canadian dollar weakens versus the US dollar, as was the case in the June 2013 quarter. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the September 2013 quarter, the Company recorded a gain of $7 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.951 to US $0.971.

During the June 2013 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.984 to US $0.951.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	June	September
	2013	2013
Net earnings before income taxes	-	11
Anticipated income tax expense	-	3
Increase (decrease):
Difference in statutory rates	1	(4)
Unrecognized (recognized) tax asset	(1)	9
Permanent differences	4	(3)
Income tax expense	4	5

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

During the September 2013 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes of $11 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rate reduced the income tax expense by $4 million. This included a decrease of $5 million due to the reduced operations in the Province of BC, partially offset by an increase of $1 million due to the higher corporate tax rate applicable to the Company’s French operations. This item was offset by a $9 million increase related to the non-recognition of tax assets. The September 2013 quarter absorbed an $11 million increase related to period losses of the Canadian operations for which no deferred tax asset was recognized. Based on past financial performances, it has not been determined that the future realization of these assets is probable. This was partially offset by a $2 million decrease relating to a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performances, it has been determined that the future realization of this amount of tax assets is probable. Permanent differences generated a decrease of $3 million.

During the June 2013 quarter, the Company recorded an income tax expense of $4 million on “nil” earnings before income taxes. The income tax expense reflected a $4 million unfavourable variance versus an anticipated “nil” income tax expense based on the Company’s effective tax rate of 26.3% . The higher corporate tax rate applicable to the Company’s French operations generated an increase of $1 million. The utilization of previously unrecognized tax assets of the Company’s U.S. operations decreased the expense by $1 million. Permanent differences generated an increase of $4 million.

NET EARNINGS (LOSS)

The Company generated net earnings of $6 million or $0.06 per share for the quarter ended September 28, 2013. This compares to a net loss of $4 million or $0.04 per share for the quarter ended June 29, 2013. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 29, 2013		September 28, 2013
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	(4)	(0.04)	6	0.06
Specific items (after-tax):
Loss (gain) on translation of foreign debt	9	0.09	(6)	(0.06)
Loss on sale of Skookumchuck pulp mill	1	0.01	-	-
Costs for permanently idled facilities	1	0.01	1	0.01
Unrecognized deferred tax assets on above items	2	0.02	-	-
Net earnings excluding specific items - not in accordance with IFRS	9	0.09	1	0.01

SEPTEMBER 2013 QUARTER VS JUNE 2013 QUARTER

COMPREHENSIVE EARNINGS

The following table summarizes the impact of items affecting the reported total comprehensive earnings during the last two quarters:

	$ millions
	June	September
	2013	2013
Net earnings (loss)	(4)	6
Foreign currency translation gain on foreign operations	8	3
Employee future benefit gain	30	39
Recognition of tax asset	-	2
Total comprehensive earnings	34	50

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the September 2013 quarter, the currency translation of the French operations generated a gain of $3 million. During the June 2013 quarter, the currency translation of the French operations generated a gain of $8 million.

During the September 2013 quarter, the Company recognized a gain of $39 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.5% to 4.6%, thereby reducing estimated future obligations by $19 million. As well, the actual return on plan assets exceeded the expected return by $21 million. The Company also recognized a loss of $1 million based on plan experience of the most recent fiscal year. Comprehensive earnings were increased by $2 million due to the recognition of a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount of tax assets is probable. During the June 2013 quarter, the Company recognized a gain of $30 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.1% to 4.5%, thereby reducing estimated future obligations by $41 million. This was partially offset by the actual return on plan assets being $11 million below the expected return.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	September	September	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	108	105	(3)	1	(4)
Specialty Cellulose Pulp	127	117	(10)	6	(16)
Paper Pulp	140	73	(67)	6	(73)
Paper	96	81	(15)	1	(16)
Corporate	5	4	(1)	-	(1)
	476	380	(96)	14	(110)
Less: Intersegment Sales	(33)	(28)	5
Sales	443	352	(91)

Sales decreased by $91 million from the same quarter a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.963, a 4.0% decrease from US $1.003 in the year ago quarter. Forest Products segment sales decreased by $3 million as a result of lower shipments. Specialty Cellulose Pulp segment sales decreased by $10 million due to lower shipments, partially offset by higher prices. Paper Pulp segment sales declined by $67 million due to lower shipments. Paper segment sales declined by $15 million due to lower shipments.

ADJUSTED EBITDA
$ millions	September	September	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	8	1	(7)	1	(8)
Specialty Cellulose Pulp	25	22	(3)	6	(9)
Paper Pulp	(18)	(2)	16	6	10
Paper	14	8	(6)	1	(7)
Corporate	(6)	(4)	2	-	2
	23	25	2	14	(12)

Adjusted EBITDA increased by $2 million from the prior year quarter. Forest Products segment adjusted EBITDA declined by $7 million from the prior year quarter due to higher costs. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $3 million due to higher costs, partially offset by higher prices. Paper Pulp segment adjusted EBITDA increased by $16 million due to lower costs and higher prices. Paper segment adjusted EBITDA decreased by $6 million due to higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	September	September	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	6	(2)	(8)	(7)	(1)	-
Specialty Cellulose Pulp	21	18	(3)	(3)	-	-
Paper Pulp	(74)	(5)	69	16	3	50
Paper	13	7	(6)	(6)	-	-
Corporate	(7)	(5)	2	2	-	-
	(41)	13	54	2	2	50

The Company generated operating earnings of $13 million compared to an operating loss of $41 million in the same quarter a year ago. The improvement in operating results is due primarily to a favourable variance in other items. In the prior year quarter, the Company had absorbed a charge of $50 million relating to the impairment of the Chetwynd, BC, high-yield pulp mill. A more detailed explanation of segment variances is included in the analysis that follows.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales (1)	108	105	(3)

Freight and other deductions	9	10	(1)
Lumber export taxes	1	1	-
Cost of sales (1)	86	91	(5)
SG&A	4	2	2
Adjusted EBITDA	8	1	(7)

Depreciation and amortization	2	3	(1)
Operating earnings (loss)	6	(2)	(8)

Shipments
SPF lumber (mmbf)	195	194	(1)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	403	417	14
KD stud delivered G.L. (US $ per mbf)	394	374	(20)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $1 million on sales of $105 million. This compares to adjusted EBITDA of $8 million on sales of $108 million in the comparable quarter of the prior year. Lower shipments of wood chips and by-products accounted for the majority of the decrease in sales.

Demand for SPF lumber was stable with shipments equal to 86% of capacity, unchanged from the year ago quarter. US $ reference prices for random lumber increased by US $14 per mbf while the reference price for stud lumber was down US $20 per mbf. Currency was favourable as the Canadian dollar averaged US $0.963, a 4.0% decline from US $1.003 in the prior year quarter. As a result, the average selling price of SPF lumber increased by $5 per mbf, increasing adjusted EBITDA by $1 million. Sawmill costs increased by $8 million, primarily for fibre.

During the September 2013 quarter, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior year quarter. The effective tax rate was 2.7% versus 3.6% in the year ago quarter.

The Forest Products segment generated an operating loss of $2 million, as compared to operating earnings of $6 million in the prior year quarter. The previously noted decrease in adjusted EBITDA led to the decline in operating results.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	101	91	(10)
Sales - Chemicals	26	26	-
	127	117	(10)

Freight and other deductions	10	9	1
Cost of sales	86	81	5
SG&A	6	5	1
Adjusted EBITDA	25	22	(3)

Depreciation and amortization	4	4	-
Operating earnings	21	18	(3)

Shipments
Specialty grades (000's tonnes)	57	47	(10)
Viscose grades (000's tonnes)	8	10	2
	65	57	(8)

Average prices
Specialty grades (C $ per tonne)	1,614	1,740	126
Viscose grades (C $ per tonne)	1,040	891	(149)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $22 million on sales of $117 million. This compares to adjusted EBITDA of $25 million on sales of $127 million in the year ago quarter. The $10 million decline in sales was due to lower shipments of specialty grade pulp, partially offset by increased prices for specialty grades.

Demand for specialty grades was weaker than in the prior year quarter. Despite weaker market conditions, US dollar and euro prices were relatively unchanged. The $126 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 4.0% versus the US dollar and 9.5% versus the euro. However, this increase was partially offset by a $149 per tonne decrease in viscose grade prices. The viscose market remains oversupplied and prices have weakened considerably since 2011. Overall, pulp pricing improved, increasing adjusted EBITDA by $5 million. Shipments were equal to 74% of capacity as compared to 85% in the prior year quarter. Manufacturing costs increased by $3 million, primarily as a result of lower pulp production and under-absorption of fixed costs. Adjusted EBITDA was also negatively impacted by $4 million due to a mix variance associated with shipping lower volumes of specialty grade pulp and higher volumes of viscose grade pulp.

The Specialty Cellulose Pulp segment generated operating earnings of $18 million compared to operating earnings of $21 million in the comparable quarter of the prior year. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – PAPER PULP

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales (1)	140	73	(67)

Freight and other deductions	31	13	18
Cost of sales (1)	126	60	66
SG&A	1	2	(1)
Adjusted EBITDA	(18)	(2)	16

Depreciation and amortization	6	3	3
Other item - impairment of Chetwynd pulp mill	50	-	50
Operating loss	(74)	(5)	69

Shipments
NBSK pulp (000's tonnes)	58	-	(58)
High-yield pulp (000's tonnes)	165	110	(55)
Internal (000's tonnes)	19	14	(5)
Total	242	124	(118)

Reference Prices
BEK - delivered China (US $ per tonne)	635	660	25
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated negative adjusted EBITDA of $2 million on sales of $73 million. This compares to negative adjusted EBITDA of $18 million on sales of $140 million in the year ago quarter. The $67 million decrease in sales was caused by lower shipments of pulp. The Chetwynd, BC, high-yield pulp mill did not operate during the September 2013 quarter. In the prior year quarter, the mill had shipped 46,100 tonnes and had recorded sales of $27 million. In May 2013, the Company completed the sale of its remaining NBSK mill located in Skookumchuck, BC. During the prior year quarter, the mill had shipped 60,300 tonnes and had recorded sales of $39 million.

The reference price for BEK increased by US $25 per tonne. Currency was also a positive factor as the Canadian dollar averaged US $0.963, a 4.0% decline from the year ago quarter. Overall, Canadian dollar prices for high-yield pulp improved by $48 per tonne increasing adjusted EBITDA by $6 million. Pulp shipments were equal to 88% of capacity as compared to 90% in the prior year quarter. The prior year percentage includes the capacity of the Chetwynd high-yield pulp mill. Mill level manufacturing costs increased by $6 million. The mills saw higher costs for chemicals, maintenance material and under-absorption of fixed costs. The two high-yield pulp mills produced 13.5% fewer tonnes in the most recent quarter. The improvement in adjusted EBITDA was driven primarily by the sale of the Skookumchuck NBSK mill and the idling of the Chetwynd high-yield pulp mill. In the prior year quarter, these facilities had generated negative EBITDA of $10 million and $5 million respectively.

The Paper Pulp segment generated an operating loss of $5 million compared to an operating loss of $74 million in the comparable quarter of the prior year. The prior year quarter includes a $50 million charge related to the impairment of the Chetwynd high-yield pulp mill, which remains idled.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – PAPER

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales	96	81	(15)

Freight and other deductions	13	11	2
Cost of sales	67	59	8
SG&A	2	3	(1)
Adjusted EBITDA	14	8	(6)

Depreciation and amortization	1	1	-
Operating earnings	13	7	(6)

Shipments
Coated bleached board (000's tonnes)	50	42	(8)
Newsprint (000's tonnes)	62	49	(13)
Total	112	91	(21)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,117	1,147	30
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	605	(35)

The Paper segment generated adjusted EBITDA of $8 million on sales of $81 million. This compares to adjusted EBITDA of $14 million on sales of $96 million in the same quarter a year ago. Lower shipments led to the $15 million decrease in sales.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to a combination of lower North American demand and the restart of previously idled capacity. The US $ reference price for coated bleached board increased by US $30 per short ton while the reference price for newsprint declined by US $35 per tonne. Currency was favourable as the Canadian dollar declined by 4.0% from US $1.003 to US $0.963. The net effect was that pricing for newsprint declined, reducing adjusted EBITDA by $1 million and pricing for coated bleached board improved, increasing adjusted EBITDA by $2 million. Coated bleached board shipments were equal to 94% of capacity as compared to 111% in the year ago quarter. Newsprint shipment to capacity was 81% compared to 103% in the prior year quarter. Manufacturing costs increased by $4 million, primarily due to higher fibre costs and the under-absorption of fixed costs. The two paper mills produced 16.5% fewer tonnes as compared to the prior year quarter. The lower shipments reduced adjusted EBITDA by $2 million.

The Paper segment generated operating earnings of $7 million, compared to $13 million in the prior year quarter. The previously noted drop in adjusted EBITDA led to the lower operating earnings.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	September	September
	2012	2013
Financial ($ millions)
General and administrative expenses	7	4
Share-based compensation	(1)	-
Other items:
Custodial - idled facilities	1	1
Operating expenses	7	5

The Company recorded a negligible expense for share-based compensation in the current quarter, compared to a $1 million credit in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $1 million in the most recent quarter, unchanged from the year ago quarter.

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	September
	2012	2013
Interest on debt	11	10
Capitalized interest	(1)	(3)
Foreign exchange items	4	2
Employee future benefits	-	(1)
Bank charges and other	-	1
	14	9

There were no significant interest expense variances quarter-over-quarter. The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case in both September quarters, losses are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the September 2013 quarter, the Company recorded a gain of $7 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.951 to US $0.971.

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	September	September
	2012	2013
Net earnings (loss) before income taxes	(42)	11
Anticipated income tax expense (recovery)	(11)	3
Increase (decrease):
Difference in statutory rates	2	(4)
Unrecognized tax asset	16	9
Permanent differences	(2)	(3)
Income tax expense	5	5

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

During the September 2013 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes of $11 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates reduced the income tax expense by $4 million. This included a decrease of $5 million due to the reduced operations in the province of BC, partially offset by an increase of $1 million due to the higher corporate tax rate applicable to the Company’s French operations. This item was offset by a $9 million increase related to the non-recognition of tax assets. The September 2013 quarter absorbed an $11 million increase related to period losses of the Canadian operations for which no deferred tax asset was recognized. Based on past financial performances, it has not been determined that the future realization of these assets is probable. This was partially offset by a $2 million decrease relating to a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performances, it has been determined that the future realization of this amount of tax assets is probable. Permanent differences decreased the expense by $3 million.

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The higher corporate tax rate applicable to the Company’s French operations increased the expense by $2 million. The prior year quarter absorbed a $16 million increase related to period losses of the Canadian operations for which no deferred tax asset was recognized. Permanent differences decreased the expense by $2 million.

NET EARNINGS (LOSS)

The Company generated net earnings of $6 million or $0.06 per share for the quarter ended September 28, 2013, compared to a net loss of $47 million or $0.47 per share for the quarter ended September 29, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	September 29, 2012		September 28, 2013
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	(47)	(0.47)	6	0.06
Specific items (after-tax):
Gain on translation of foreign debt	(11)	(0.11)	(6)	(0.06)
Asset impairment - Chetwynd pulp mill	37	0.37	-	-
Costs for permanently idled facilities	1	0.01	1	0.01
Unrecognized deferred tax asset on above items	11	0.11	-	-
Net earnings (loss) excluding specific items - not in accordance with IFRS	(9)	(0.09)	1	0.01

SEPTEMBER 2013 QUARTER VS SEPTEMBER 2012 QUARTER

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the September 2013 quarter and the comparable period a year ago:

	$ millions
	September	September
	2012	2013
Net earnings (loss)	(47)	6
Foreign currency translation gain (loss) on foreign operations	(1)	3
Employee future benefit gain (loss)	(38)	39
Recognition of tax asset	-	2
Total comprehensive earnings (loss)	(86)	50

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the September 2013 quarter, the currency translation of the French operations generated a gain of $3 million. In the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million. The currency translation of the U.S. operations generated a gain of $1 million.

During the September 2013 quarter, the Company recognized a gain of $39 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.5% to 4.6%, thereby reducing estimated future obligation by $19 million. As well, the actual return on plan assets exceeded the expected return by $21 million. The Company also recognized a loss of $1 million based on plan experience of the most recent fiscal year. Comprehensive earnings were increased by $2 million due to the recognition of a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount of tax assets is probable. During the September 2012 quarter, the Company recognized a loss of $38 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.5% to 3.7%, thereby increasing estimated future obligations by $79 million. This was partially offset by the actual return on plan assets being $31 million higher than the expected return. The Company also recognized a gain of $10 million based on plan experience of fiscal 2012.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

CONSOLIDATED SUMMARY

SALES
$ millions	September	September	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	432	420	(12)	43	(55)
Specialty Cellulose Pulp	507	460	(47)	3	(50)
Paper Pulp	507	418	(89)	9	(98)
Paper	346	332	(14)	(9)	(5)
Corporate	13	12	(1)	-	(1)
	1,805	1,642	(163)	46	(209)
Less: Intersegment Sales	(139)	(108)	31
Sales	1,666	1,534	(132)

Sales decreased by $132 million as compared to the prior year. Currency was not a significant factor as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. Forest Products segment sales decreased by $12 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales decreased by $47 million due to lower shipments. Paper Pulp segment sales decreased by $89 million due to lower shipments. Paper segment sales decreased by $14 million due to lower prices and shipments.

ADJUSTED EBITDA
$ millions	September	September	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	(16)	17	33	43	(10)
Specialty Cellulose Pulp	95	73	(22)	3	(25)
Paper Pulp	(32)	5	37	9	28
Paper	37	25	(12)	(9)	(3)
Corporate	(20)	(22)	(2)	-	(2)
	64	98	34	46	(12)

Adjusted EBITDA increased by $34 million from the prior year. Forest Products segment adjusted EBITDA improved by $33 million from the prior year due to higher prices, partially offset by higher costs. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $22 million due to higher costs and lower volumes. Paper Pulp segment adjusted EBITDA improved by $37 million due to lower costs and higher prices. Paper segment adjusted EBITDA decreased by $12 million because of lower prices and higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	September	September	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	(4)	8	12	33	1	(22)
Specialty Cellulose Pulp	84	59	(25)	(22)	(3)	-
Paper Pulp	(105)	(33)	72	37	9	26
Paper	35	22	(13)	(12)	(1)	-
Corporate	(42)	(27)	15	(2)	-	17
	(32)	29	61	34	6	21

The Company generated operating earnings of $29 million compared to an operating loss of $32 million a year ago. The previously noted increase in adjusted EBITDA was an important contributor to the improvement in operating results. Lower depreciation expense and a favourable variance in other items also had a positive impact. A more detailed explanation of segment variances is included in the analysis that follows.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

SEGMENT RESULTS – FOREST PRODUCTS

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales (1)	432	420	(12)

Freight and other deductions	41	39	2
Lumber export taxes	7	3	4
Cost of sales (1)	385	350	35
SG&A	15	11	4
Adjusted EBITDA	(16)	17	33

Depreciation and amortization	10	9	1
Other item - gain on sale of BC sawmills	(24)	-	(24)
Other item - loss on sale/closure of flooring operations	2	-	2
Operating earnings (loss)	(4)	8	12

Shipments
SPF lumber (mmbf) - East	664	744	80
SPF lumber (mmbf) - West	172	-	(172)
Total	836	744	(92)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	370	441	71
KD stud delivered G.L. (US $ per mbf)	353	404	51
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $17 million on sales of $420 million. This compares to negative adjusted EBITDA of $16 million on sales of $432 million in the prior year. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 172 million board feet of lumber in the prior year and had generated lumber, chip and by-product revenues of $79 million. Sales also decreased by $9 million due to the divestiture of the hardwood flooring operations in November 2011. Higher SPF lumber prices and shipments from the Company’s Eastern sawmills increased sales by $70 million, partially offsetting the previously noted decreases.

Demand for SPF lumber improved with Eastern lumber shipments equal to 82% of capacity, as compared to 73% in the prior year. US $ reference prices for random lumber increased by US $71 per mbf while the reference price for stud lumber was up US $51 per mbf. Currency was relatively unchanged as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. The average selling price of SPF lumber increased by $58 per mbf, increasing adjusted EBITDA by $43 million. Cost of manufacturing for the Eastern sawmills increased by $12 million, primarily for fibre.

During the year ended September 2013, the Company incurred $3 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $4 million in the prior year. The effective tax rate was 1.9% versus 4.8% a year ago. Higher volumes and prices partially offset the impact of the lower export tax rate. The prior year also included $3 million of export taxes for Western sawmill lumber shipments to the United States.

The Forest Products segment generated operating earnings of $8 million, as compared to an operating loss of $4 million in the prior year. The previously noted improvement in adjusted EBITDA accounted for the improvement in operating results. In the prior year, the Company sold its two BC sawmills and recorded a gain of $24 million. The Company also sold its Toronto, Ontario, hardwood flooring plant and announced the closure of its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	407	360	(47)
Sales - Chemicals	100	100	-
	507	460	(47)

Freight and other deductions	40	36	4
Cost of sales	352	331	21
SG&A	20	20	-
Adjusted EBITDA	95	73	(22)

Depreciation and amortization	11	14	(3)
Operating earnings	84	59	(25)

Shipments
Specialty grades (000's tonnes)	215	186	(29)
Viscose grades (000's tonnes)	42	45	3
	257	231	(26)

Average prices
Specialty grades (C $ per tonne)	1,641	1,705	64
Viscose grades (C $ per tonne)	1,264	951	(313)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $73 million on sales of $460 million. This compares to adjusted EBITDA of $95 million on sales of $507 million in the prior year. The $47 million decline in pulp sales was due to lower shipments of specialty grades.

Demand for specialty grades was weaker than in the prior year even though realized Canadian dollar prices increased by $64 per tonne. However, this increase was more than offset by a $313 per tonne decrease in viscose grade prices. The latter market has weakened considerably since 2011. Overall, pricing was lower and reduced adjusted EBITDA by $2 million. Shipments were equal to 75% of capacity as compared to 83% in the prior year. Mill manufacturing costs increased by $10 million, primarily for chemicals and under-absorption of fixed costs as the two mills produced 6% fewer tonnes in the current year. Adjusted EBITDA was also negatively impacted by $12 million due to a volume variance associated with lower shipments of specialty grade pulp.

The Specialty Cellulose Pulp segment generated operating earnings of $59 million compared to operating earnings of $84 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

SEGMENT RESULTS – PAPER PULP

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales (1)	507	418	(89)

Freight and other deductions	105	80	25
Cost of sales (1)	427	325	102
SG&A	7	8	(1)
Adjusted EBITDA	(32)	5	37

Depreciation and amortization	23	14	9
Other item - impairment of Chetwynd pulp mill	50	-	50
Other item - impairment and sale of Skookumchuck pulp mill	-	24	(24)
Operating loss	(105)	(33)	72

Shipments
NBSK pulp (000's tonnes)	205	164	(41)
High-yield pulp (000's tonnes)	581	481	(100)
Internal (000's tonnes)	77	62	(15)
Total	863	707	(156)

Reference Prices
NBSK - delivered China (US $ per tonne)	680	681	1
BEK - delivered China (US $ per tonne)	614	667	53
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $5 million on sales of $418 million. This compares to negative adjusted EBITDA of $32 million on sales of $507 million in the prior year. The $89 million decrease in sales was caused by lower shipments of pulp. The Chetwynd, BC, high-yield pulp mill did not operate in fiscal 2013, reducing sales by 175,800 tonnes and $100 million. The Company sold the Skookumchuck, BC, NBSK mill in mid-May 2013. As a result, NBSK pulp shipments declined by 58,400 tonnes and sales decreased by $45 million. These declines were partially offset by higher shipments and prices for the Company’s two other high-yield pulp mills.

The reference price for NBSK increased by US $1 per tonne. However, discounts to reference prices increased year-over-year and NBSK pulp realizations declined by US $30 per tonne. While the reference price for BEK increased by US $53 per tonne, the increase in high-yield pulp prices was a more modest US $14 per tonne. Currency was relatively unchanged as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. Overall, Canadian dollar prices increased by $13 per tonne increasing adjusted EBITDA by $9 million. Paper pulp shipments were equal to 96% of capacity as compared to 80% in the prior year. The latter percentage includes the capacity of the Chetwynd, high-yield pulp mill. Mill level manufacturing costs declined by $11 million, primarily at the Skookumchuck NBSK pulp mill. In the prior year, the mill had absorbed costs related to 17 days of unplanned downtime due to problems associated with its recovery boiler. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $12 million in fiscal 2012. The segment also benefited from a favourable variance of $7 million on the net realizable value (NRV) of finished goods inventories. In the prior year, relatively low pulp selling prices had generated a charge of $3 million on the estimated NRV of finished goods inventories. During fiscal 2013, pulp prices improved and the Company recorded a gain of $4 million on the estimated NRV of finished goods inventories.

The Paper Pulp segment generated an operating loss of $33 million compared to an operating loss of $105 million in the prior year. In addition to the previously noted improvement in adjusted EBITDA, depreciation expense declined by $9 million due primarily to the sale of the Skookumchuck NBSK pulp mill. The prior year operating results included a $50 million charge relating to the Chetwynd high-yield pulp mill. The current year included a $22 million impairment charge and a $2 million loss on sale related to the Skookumchuck pulp mill.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

SEGMENT RESULTS – PAPER

	September	September
	2012	2013	Variance
Financial ($ millions)
Sales	346	332	(14)

Freight and other deductions	46	46	-
Cost of sales	252	250	2
SG&A	11	11	-
Adjusted EBITDA	37	25	(12)

Depreciation and amortization	2	3	(1)
Operating earnings	35	22	(13)

Shipments
Coated bleached board (000's tonnes)	171	170	(1)
Newsprint (000's tonnes)	222	216	(6)
Total	393	386	(7)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,132	1,118	(14)
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	617	(23)

The Paper segment generated adjusted EBITDA of $25 million on sales of $332 million. This compares to adjusted EBITDA of $37 million on sales of $346 million in fiscal 2012. The $14 million decrease in sales was due to lower shipments and lower prices.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to a combination of lower North American demand and the restart of previously idled capacity. The US $ reference price for coated bleached board declined by US $14 per short ton while the reference price for newsprint dropped by US $23 per tonne. Currency was relatively unchanged as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. The net effect was that overall pricing for both products declined, reducing adjusted EBITDA by $9 million. Coated bleached board shipments were equal to 94% of capacity as compared to 95% in the prior year. Newsprint shipment to capacity was 90% compared to 92% in the prior year. Mill manufacturing costs increased by $3 million. Lower electricity costs at the Kapuskasing newsprint mill were offset by higher fibre and chemical costs. The mills also under-absorbed fixed costs as production declined by 3.9% .

The Paper segment generated operating earnings of $22 million compared to operating earnings of $35 million in the prior year. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

SEGMENT RESULTS – CORPORATE

	September	September
	2012	2013
Financial ($ millions)
General and administrative expenses	21	21
Share-based compensation	(1)	1
Other items:
Custodial - idled facilities	10	7
Gain on sale of BC office	-	(2)
Impairment of loan receivable	16	-
Gain on sale of minority equity investment	(4)	-
Operating expenses	42	27

The Company recorded a $1 million charge for share-based compensation in the current year, compared to a $1 million credit in the prior year. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $7 million in the current year, compared to $10 million in the prior year. The current year also includes a gain of $2 million relating to the sale of the Cranbrook, BC, office. The prior year results included a $16 million charge relating to the impairment of a loan receivable. Fiscal 2012 also included a gain of $4 million generated by the sale of a minority equity interest in two dissolving pulp mills.

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	September
	2012	2013
Interest on debt	38	42
Interest income	(1)	-
Capitalized interest	(2)	(9)
Foreign exchange items	4	(1)
Employee future benefits	-	(7)
Bank charges and other	2	3
	41	28

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. In the prior year, the amount of outstanding notes was US $255 million for the first five months of the year. The increase in capitalized interest was caused by the Temiscaming specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the most recent fiscal year, gains are generated. In the prior year, the Canadian dollar strengthened versus the US dollar and a loss was generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During fiscal 2013, the Company recorded a loss of $14 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $0.971.

During fiscal 2012, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.017.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	September	September
	2012	2013
Loss before income taxes	(60)	(13)
Anticipated income tax recovery	(16)	(3)
Increase (decrease):
Difference in statutory rates	6	1
Unrecognized tax asset	32	21
Permanent differences	-	2
Income tax expense	22	21

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

During fiscal 2013, the Company recorded an income tax expense of $21 million on a loss before income taxes of $13 million. The income tax expense reflected a $24 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rate increased the expense by $1 million. This included an increase of $6 million due to the higher corporate tax rate applicable to the Company’s French operations, partially offset by a decrease of $5 million due to reduced operations in the Province of BC. The most significant item was a $21 million increase related to non-recognition of tax assets. This included a $24 million increase related to the losses of the Canadian operations for which no deferred tax asset was recognized. Based on past financial performance, it has not been determined that future realization of these assets is probable. This was partially offset by the recognition of $3 million of tax assets related to the Company’s U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount is probable. Permanent differences increased the expense by $2 million.

During fiscal 2012, the Company recorded an income tax expense of $22 million on a loss before income taxes of $60 million. The income tax expense reflected a $38 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates increased the expense by $6 million. This was due primarily to the higher corporate tax rate applicable to the Company’s French operations. The most significant item was a $32 million increase related to non-recognition of tax assets of the Canadian operations.

NET LOSS

The Company generated a net loss of $34 million or $0.34 per share for the year ended September 28, 2013, compared to a net loss of $82 million or $0.82 per share for the year ended September 29, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 29, 2012		September 28, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(82)	(0.82)	(34)	(0.34)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(11)	(0.11)	12	0.12
Impairment of Temlam loan receivable	14	0.14	-	-
Gain on sale of minority equity investment	(4)	(0.04)	-	-
Loss on sale/closure of hardwood flooring plants	2	0.02	-	-
Gain on sale of BC sawmills	(18)	(0.18)	-	-
Asset impairment of Chetwynd pulp mill	37	0.37	-	-
Asset impairment and loss on sale of Skookumchuck pulp mill	-	-	17	0.17
Gain on sale of BC office	-	-	(1)	(0.01)
Costs for permanently idled facilities	8	0.08	6	0.06
Unrecognized deferred tax asset on above items	10	0.10	10	0.10
Net earnings (loss) excluding specific items - not in accordance with IFRS	(44)	(0.44)	10	0.10

YEAR ENDED SEPTEMBER 2013 VS YEAR ENDED SEPTEMBER 2012

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the last two fiscal years:

	$ millions
	September	September
	2012	2013
Net loss	(82)	(34)
Foreign currency translation gain (loss) on foreign operation	(11)	15
Employee future benefit gain (loss)	(38)	132
Recognition of tax asset	-	2
Total comprehensive earnings (loss)	(131)	115

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During fiscal 2013, the currency translation of the French operations generated a gain of $16 million, partially offset by a loss of $1 million relating to U.S. operations. In the prior year, the currency translation of the French operations generated a loss of $12 million, partially offset by a gain of $1 million relating to U.S. operations.

During fiscal 2013, the Company recognized a gain of $132 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.7% to 4.6%, thereby reducing estimated future obligations by $102 million. As well, the actual return on plan assets exceeded the expected return by $31 million. The Company also recognized a loss of $1 million based on plan experience in fiscal 2013. Comprehensive earnings were increased by $2 million due to the recognition of a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount of tax assets is probable. In the prior year, the Company recognized a loss of $38 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.5% to 3.7%, thereby increasing estimated future obligations by $79 million. This was partially offset by the actual return on plan assets being $31 million higher than the expected return. The Company also recognized a gain of $10 million based on plan experience of fiscal 2012.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	June 13	Sept 13
Sales	401	407	415	443	376	407	399	352
Adjusted EBITDA	12	2	27	23	19	24	30	25
Depreciation and amortization	12	10	11	13	11	9	9	11
Other items	2	(5)	2	51	1	23	4	1
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	17	13
Net earnings (loss)	(16)	(14)	(5)	(47)	(10)	(26)	(4)	6
Basic and fully diluted net earnings (loss) per share ($)	(0.16)	(0.14)	(0.05)	(0.47)	(0.10)	(0.26)	(0.04)	0.06
Comprehensive earnings (loss)	(21)	(14)	(10)	(86)	(4)	35	34	50

FINANCIAL POSITION

	($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	Jun 13	Sept 13
Cash flow from operations before working capital changes	2	(16)	16	11	(1)	11	16	10
Less:
Additions to property, plant and equipment	23	28	24	45	34	26	30	47
Interest on debt	8	9	10	11	11	10	11	10
Free cash flow (negative)	(29)	(53)	(18)	(45)	(46)	(25)	(25)	(47)

Cash Flow – Operations

Cash flow from operations before working capital changes in fiscal 2013 was $36 million, compared to $13 million in the prior year. After allowing for capital expenditures of $137 million and interest on debt of $42 million, free cash flow in fiscal 2013 was negative $143 million compared to negative $145 million in the prior year. In fiscal 2013, non-cash working capital items used $13 million.

Capital Expenditures

During fiscal 2013, capital expenditures totalled $137 million compared to $120 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. The total estimated cost of the project is currently $235 million. During fiscal 2013, $78 million was spent on the project, bringing total cumulative project expenditures to $137 million.

FINANCIAL POSITION

The completion of the boiler portion of the project is scheduled for May 2014 and the start-up of the turbine should occur in October 2014. The Company anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year.

The following table summarizes capital expenditures by segment:

Year ended	September	September
$ millions	2012	2013
Forest Products	12	7
Specialty Cellulose Pulp - Cogen project	56	78
Specialty Cellulose Pulp - Other	30	32
Paper Pulp	13	10
Paper	7	9
Corporate	2	1
	120	137

Liquidity

The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. At the end of September 2013, the Company had total cash of $74 million plus unused operating lines of $35 million, for total liquidity of $109 million. At September 2012, the date of the last audited financial statements, the Company had net cash of $92 million and unused operating lines of $48 million, for total liquidity of $140 million.

The Company had previously entered into two secured term loan facilities totalling $105 million to fund a portion of the $235 million Temiscaming Cogen project. During the September 2013 quarter, the Company increased the Cogen project loan facilities from $105 million to $133 million, of which $73 million remained undrawn at the end of the September 2013. There remains an amount of $98 million to be spent over the next five quarters to complete the Temiscaming Cogen project. During this period, the Company’s liquidity will likely remain below its stated objective.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June	September
	2012	2012	2013	2013	2013
Borrowing base	187	170	196	173	168
Less: availability reserve	(23)	(19)	(22)	(21)	(20)
Net availability	164	151	174	152	148

Outstanding letters of credit	(48)	(48)	(47)	(52)	(56)
Amount drawn	(68)	(69)	(86)	(57)	(57)
Unused amount	48	34	41	43	35

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. In March 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $5 million at the end of the September 2013 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	Jun 13	Sept 13
Net debt / total capitalization	34%	37%	40%	45%	50%	55%	52%	52%
Adjusted EBITDA / interest on indebtedness (times)	1.5	0.4	2.9	2.2	1.9	2.4	3.0	2.4

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at September 2013, as compared to 45% at the end of the prior fiscal year. The increase is due primarily to increased debt levels to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15½ -year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. This option expires on August 30, 2017. As at the end of September 2013, the Company had drawn $40 million of the $75 million available. During the current quarter, the Company negotiated an additional tranche of project financing, effectively increasing the total funding from the lender to $93 million. This new $18 million tranche is also secured by a second ranking charge on project assets and the interest rate remains at 5.5% . This second tranche is repayable in 48 equal monthly instalments beginning in April 2016. In connection with the additional funding, the Company granted the lender a five-year option to acquire 712,000 common shares of Tembec at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the option. This option will vest on the first loan disbursement date of the second $18 million tranche, which cannot occur until the Company has drawn the entire $75 million of the first tranche.

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan is the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan is secured by a first ranking charge on the project assets. In July 2012, the Company received $20 million representing the first advance under the facility. The interest rate on this advance was set at 6.35% . During the current quarter, the Company increased the size of the facility to $40 million. As part of the loan amendment, the terms of the remaining $10 million to be drawn on the original facility were amended to correspond to those of the new $10 million in funding. The initial $20 million drawn in July 2012 is repayable in blended monthly instalments over an eight-year period beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022. In mid-October 2013, the Company received the remaining $20 million on the facility. This second tranche bears interest at a rate of 6.86% and is repayable in blended monthly instalments over a period of eight years beginning in November 2014, with a “balloon” payment of $12 million to be repaid in October 2022.

FINANCIAL POSITION

Credit Ratings

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “developing” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at November 21, 2013, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 29, 2012). During the December 2012 quarter, the Company granted a lender a five-year option to acquire 3 million common shares at a price of $7 per share. The option expires August 30, 2017. During the September 2013 quarter, the Company agreed to grant the same lender a five-year option to acquire 712,000 common shares at a premium of 30% over the average trading price of the share over five business days prior to the issuance of the option. The option will be granted on the date of the first advance made under the loan facility, which has not yet occurred.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended September 28, 2013, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

SUBSEQUENT EVENTS

On September 30, 2013, the Company announced the BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. At the date of this report, the Company has reached agreements to sell various parcels of land for total gross proceeds of $23 million.

On November 6, 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties. Based on the aforementioned volume and current prices for viscose grade pulp in China, the impact of the duties on the Company’s financial results would be approximately $4 million per year. In anticipation of the potential antidumping duties, the Company has been developing a plan to reduce their impact.

OUTLOOK

Overall, the September 2013 quarterly results were in line with expectations. Weaker than anticipated profitability in lumber was offset by specialty cellulose and paper. While the relatively small decline in random length lumber prices was not unexpected, the 15% decrease in stud lumber prices was unforeseen. The latter grade is more closely tied to United States housing starts and there has been some softness in the data over the last several months. Pricing for random lumber has recently improved, but the significant gap with stud lumber remains. Pricing over the medium and longer term should increase, in step with the anticipated growth in United States new home construction. Specialty Cellulose Pulp segment results continue to be negatively impacted by relatively low viscose grade prices. While pricing for specialty grades remained stable, demand has been softer than anticipated. We continue to assess the market with our customers and are adjusting our production plans accordingly. We anticipate that it will be one or two quarters before we see an increase in demand for specialty grades. Market conditions for viscose grade pulp remain weak. The latter market is currently under pressure as new capacity is exceeding demand growth. The recently announced Chinese antidumping duties on viscose grade pulp will exacerbate the situation. The Company currently has a position of 40,000 tonnes of viscose per year in the Chinese market. In anticipation of this announcement, the Company had been developing a plan to reduce the impact of the duties. The focus will now shift to implementing the plan. The negative adjusted EBITDA generated by the Paper Pulp segment was expected given that the Company disposed of its profitable NBSK pulp mill in the prior quarter. The hardwood paper pulp market remains relatively soft and the impact of new capacity will cause it to remain challenging. Paper segment results improved due to lower energy costs at the Kapuskasing newsprint mill. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $137 million has been spent on the Temiscaming specialty cellulose project to the end of the September 2013 quarter. The Company has also made significant progress in dealing with its defined benefit pension plan obligations. As a result of relatively high contributions, good pension asset performance and an increase in discount rates, the Company’s net pension deficit has decreased from $243 million to $71 million in the last 12 months. This will lead to a material decline in pension contributions in future periods. The Company has recently launched its BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. This will be an area of focus in the next few quarters.

FINANCIAL PERFORMANCE & OTHER DATA

	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Shares outstanding - end of quarter (millions)	100	100	100	100	100	100	100	100
Book value per share ($)	2.12	1.98	1.88	1.02	1.01	1.36	1.70	2.20
Foreign exchange:
1 C $ = US $ - average	0.977	0.998	0.991	1.003	1.009	0.991	0.977	0.963
- period end	0.980	1.001	0.976	1.017	1.004	0.984	0.951	0.971

1 euro = US $ - average	1.350	1.309	1.286	1.250	1.297	1.319	1.307	1.326
- period end	1.304	1.326	1.256	1.284	1.322	1.282	1.302	1.353

1 euro = C $ - average	1.382	1.312	1.298	1.246	1.286	1.332	1.337	1.377
- period end	1.331	1.325	1.287	1.263	1.317	1.302	1.369	1.393

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	17	13
Depreciation and amortization	12	10	11	13	11	9	9	11
Other items	2	(5)	2	51	1	23	4	1
Adjusted EBITDA	12	2	27	23	19	24	30	25

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred tax liabilities, employee future benefit liabilities, provisions, other long-term liabilities, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12(1)	Mar 13(1)	Jun 13	Sep 13
Long-term debt	269	314	318	323	348	353	365	369
Net unamortized financing costs	13	11	12	13	16	16	17	17
Current portion of long-term debt	18	19	16	16	16	16	16	16
Operating bank loans / Bank indebtedness	48	69	68	68	69	86	57	57
Less: total cash	(86)	(127)	(101)	(92)	(57)	(35)	(94)	(74)
Net debt	262	286	313	328	392	436	361	385
Long-term liabilities	292	282	277	304	292	222	166	140
Shareholders' equity	212	198	188	102	101	136	170	220
Total capitalization	766	766	778	734	785	794	697	745

Net debt to total capitalization ratio	34%	37%	40%	45%	50%	55%	52%	52%
(1) Ratio is calculated excluding "held for sale" reclassifications

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Sept. 28,	Sept. 29,
	2013	2012

ASSETS
Current assets:
Cash and cash equivalents	$73	$87
Restricted cash	1	5
Trade and other receivables	157	200
Inventories (note 3)	237	255
Prepaid expenses	6	7
Assets classified as held for sale (note 4)	7	-
	481	554

Property, plant and equipment (note 4)	496	485
Biological assets	5	4
Employee future benefits	24	-
Other long-term receivables	10	12
Deferred tax assets	5	4
	$1,021	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 5)	$57	$68
Trade, other payables and accrued charges	195	230
Interest payable	10	10
Income tax payable	8	3
Provisions (note 7)	6	3
Current portion of long-term debt (note 6)	16	16
	292	330

Long-term debt (note 6)	369	323
Provisions (note 7)	12	17
Employee future benefits	126	285
Other long-term liabilities	2	2
	801	957

Shareholders' equity:
Share capital (note 8)	567	564
Deficit	(353)	(453)
Accumulated other comprehensive earnings (loss)	6	(9)
	220	102
	$1,021	$1,059

Subsequent events (note 15)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Years
	2013	2012	2013	2012
Sales	$352	$443	$1,534	$1,666
Freight and other deductions	43	63	201	232
Lumber export taxes	1	1	3	7
Cost of sales (excluding depreciation and amortization)	267	337	1,159	1,290
Selling, general and administrative	16	20	72	74
Share-based compensation (note 8)	-	(1)	1	(1)
Depreciation and amortization	11	13	40	46
Other items (note 9)	1	51	29	50
Operating earnings (loss)	13	(41)	29	(32)

Interest, foreign exchange and other	9	14	28	41
Exchange loss (gain) on long-term debt	(7)	(13)	14	(13)
Net finance costs (note 10)	2	1	42	28
Earnings (loss) before income taxes	11	(42)	(13)	(60)

Income tax expense (note 11)	5	5	21	22
Net earnings (loss)	$6	$(47)	$(34)	$(82)

Basic and diluted net earnings (loss) in dollars per share (note 8)	$0.06	$(0.47)	$(0.34)	$(0.82)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters		Years
	2013	2012	2013	2012
Net earnings (loss)	$6	$(47)	$(34)	$(82)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	39	(38)	132	(38)
Income tax	2	-	2	-
Foreign currency translation differences for foreign operations	3	(1)	15	(11)

Total comprehensive earnings (loss)	$50	$(86)	$115	$(131)

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended September 28, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, June 29, 2013	$567	$3	$(400)	$170

Net earnings for the period	-	-	6	6
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	39	39
Income tax	-	-	2	2
Foreign currency translation differences for foreign operations	-	3	-	3
Issue of warrants (note 8)	-	-	-	-

Balance - end of period, September 28, 2013	$567	$6	$(353)	$220

	Quarter ended September 29, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, June 23, 2012	$564	$(8)	$(368)	$188

Net loss for the period	-	-	(47)	(47)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	(38)	(38)
Foreign currency translation differences for foreign operations	-	(1)	-	(1)

Balance - end of period, September 29, 2012	$564	$(9)	$(453)	$102

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Year ended September 28, 2013
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 29, 2012	$564	$(9)	$(453)	$102

Net loss for the period	-	-	(34)	(34)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	132	132
Income tax	-	-	2	2
Foreign currency translation differences for foreign operations	-	15	-	15
Issue of warrants (note 8)	3	-	-	3

Balance - end of year, September 28, 2013	$567	$6	$(353)	$220

	Year ended September 29, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(82)	(82)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 12)	-	-	(38)	(38)
Foreign currency translation differences for foreign operations	-	(11)	-	(11)

Balance - end of year, September 29, 2012	$564	$(9)	$(453)	$102

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarters		Years
	2013	2012	2013	2012

Cash flows from operating activities:
Net earnings (loss)	$6	$(47)	$(34)	$(82)
Adjustments for:
Depreciation and amortization	11	13	40	46
Net finance costs (note 10)	2	1	42	28
Income tax expense (note 11)	5	5	21	22
Income tax paid	(2)	(1)	(15)	(14)
Excess cash contributions over employee future benefits expense	(9)	(11)	(34)	(34)
Provisions	-	3	-	12
Impairment loss (note 9)	-	50	22	67
Gain on sale of assets (note 9)	-	-	-	(30)
Other	(3)	(2)	(6)	(2)
	10	11	36	13

Changes in non-cash working capital:
Trade and other receivables	(7)	(9)	16	(30)
Inventories	-	9	3	(40)
Prepaid expenses	2	3	1	(1)
Trade, other payables and accrued charges	1	3	(33)	(14)
	(4)	6	(13)	(85)
	6	17	23	(72)

Cash flows from investing activities:
Disbursements for property, plant and equipment	(34)	(33)	(127)	(108)
Proceeds from sale of net assets (note 9)	1	-	100	84
Change in restricted cash	(1)	(4)	4	-
Other	(1)	(7)	1	(1)
	(35)	(44)	(22)	(25)

Cash flows from financing activities:
Change in operating bank loans	-	-	(11)	62
Increase in long-term debt	12	19	40	74
Repayments of long-term debt	(3)	(2)	(8)	(11)
Interest paid	(2)	(1)	(40)	(34)
	7	16	(19)	91
	(22)	(11)	(18)	(6)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	1	(2)	4	(6)
Net decrease in cash and cash equivalents	(21)	(13)	(14)	(12)

Cash and cash equivalents, beginning of period	94	100	87	99
Cash and cash equivalents, end of period	$73	$87	$73	$87

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments. During the December 2012 quarter, the Company reorganized its internal reporting structure. The High-Yield Pulp segment was renamed the Paper Pulp segment and now includes the chemical pulp mill that was previously part of the Specialty Cellulose and Chemical Pulp segment. The latter was then renamed the Specialty Cellulose Pulp segment. The Forest Products and the Paper segments were unaffected by the organizational changes. The segments are:

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

The Specialty Cellulose Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose including the transformation and sale of resins and pulp by-products. A significant portion of chemical products sales are related to by-products generated by the two specialty cellulose pulp mills.

The Paper Pulp segment includes the manufacturing and marketing activities of high-yield pulps and chemical pulps.

The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3 of the Company’s audited consolidated financial statements for the year ended September 29, 2012. Comparative prior period segment information has been restated to conform with the new segment presentation.

The performance of each segment is evaluated by management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The financial performance is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Quarter ended September 28, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$88	$117	$66	$81	$-	$-	$352
Internal	17	-	7	-	4	(28)	-
	105	117	73	81	4	(28)	352

Freight and other deductions	10	9	13	11	-	-	43
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	91	81	60	59	4	(28)	267
Selling, general and administrative	2	5	2	3	4	-	16
Share-based compensation (note 8)	-	-	-	-	-	-	-

Earnings (loss) before the following (adjusted EBITDA):	1	22	(2)	8	(4)	-	25
Depreciation and amortization	3	4	3	1	-	-	11
Other items (note 9)	-	-	-	-	1	-	1
Operating earnings (loss)	$(2)	$18	$(5)	$7	$(5)	$-	$13
Additions to property, plant and equipment	$4	$38	$2	$3	$-	$-	$47
Total assets	$155	$538	$142	$137	$49	$-	$1,021
Total liabilities	$57	$210	$32	$71	$431	$-	$801

	Quarter ended September 29, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$90	$127	$130	$96	$-	$-	$443
Internal	18	-	10	-	5	(33)	-
	108	127	140	96	5	(33)	443

Freight and other deductions	9	10	31	13	-	-	63
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	86	86	126	67	5	(33)	337
Selling, general and administrative	4	6	1	2	7	-	20
Share-based compensation (note 8)	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	8	25	(18)	14	(6)	-	23
Depreciation and amortization	2	4	6	1	-	-	13
Other items (note 9)	-	-	50	-	1	-	51
Operating earnings (loss)	$6	$21	$(74)	$13	$(7)	$-	$(41)

Additions to property, plant and equipment	$4	$33	$5	$2	$1	$-	$45
Total assets	$216	$398	$302	$120	$23	$-	$1,059
Total liabilities	$68	$216	$74	$126	$473	$-	$957

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars)

	Year ended September 28, 2013
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$354	$460	$388	$332	$-	$-	$1,534
Internal	66	-	30	-	12	(108)	-
	420	460	418	332	12	(108)	1,534

Freight and other deductions	39	36	80	46	-	-	201
Lumber export taxes	3	-	-	-	-	-	3
Cost of sales	350	331	325	250	11	(108)	1,159
Selling, general and administrative	11	20	8	11	22	-	72
Share-based compensation (note 8)	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	17	73	5	25	(22)	-	98
Depreciation and amortization	9	14	14	3	-	-	40
Other items (note 9)	-	-	24	-	5	-	29

Operating earnings (loss)	$8	$59	$(33)	$22	$(27)	$-	$29

Additions to property, plant and equipment	$7	$110	$10	$9	$1	$-	$137
Total assets	$155	$538	$142	$137	$49	$-	$1,021
Total liabilities	$57	$210	$32	$71	$431	$-	$801

	Year ended September 29, 2012
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$348	$507	$465	$346	$-	$-	$1,666
Internal	84	-	42	-	13	(139)	-
	432	507	507	346	13	(139)	1,666

Freight and other deductions	41	40	105	46	-	-	232
Lumber export taxes	7	-	-	-	-	-	7
Cost of sales	385	352	427	252	13	(139)	1,290
Selling, general and administrative	15	20	7	11	21	-	74
Share-based compensation (note 8)	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	(16)	95	(32)	37	(20)	-	64
Depreciation and amortization	10	11	23	2	-	-	46
Other items (note 9)	(22)	-	50	-	22	-	50
Operating earnings (loss)	$(4)	$84	$(105)	$35	$(42)	$-	$(32)

Additions to property, plant and equipment	$12	$86	$13	$7	$2	$-	$120
Total assets	$216	$398	$302	$120	$23	$-	$1,059
Total liabilities	$68	$216	$74	$126	$473	$-	$957

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 29, 2012. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 29, 2012.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on November 21, 2013.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 29, 2012.

3.	Inventories

	Sept. 28,	Sept. 29,
	2013	2012
Finished goods	$111	$118
Logs and wood chips	55	61
Supplies and materials	71	76
	$237	$255

Inventories carried at net realizable value	$22	$48

During the quarters ended in September 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at September 28, 2013, were written down by $4 million (September 29, 2012 - $6 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Property, plant and equipment

	Net book value
	Sept. 28,	Sept. 29,
	2013	2012
Land	$3	$11
Buildings	42	53
Production equipment:
Pulp and paper	238	300
Sawmill	15	19
Forest access roads	9	6
Assets under construction	189	96
	$496	$485

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. During the March 2013 quarter, the Company completed a detailed re- estimation exercise for the project and is now forecasting a total estimated cost of $235 million. As at the end of September 2013, the Company had incurred $137 million of capital expenditures for this project and had $41 million of outstanding commitments. For the year ended September 28, 2013, the Company had total additions to property, plant and equipment of $137 million (September 2013 quarter - $47 million), of which $78 million (September 2013 quarter - $24 million) was for the upgrade to the specialty cellulose manufacturing facility.

At the end of September 2013, the Company launched the BC Lands Sale Initiative. Accordingly, an amount of $7 million of land was classified as held for sale.

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, British Columbia (BC). The net book value of the property, plant and equipment sold was $79 million (note 9).

During the March 2013 quarter, the Company recorded an impairment charge of $22 million related to its pulp mill located in Skookumchuck, BC (note 9).

5.	Operating bank loans

On March 4, 2011, the Company entered into a $200 million asset-based revolving five-year working capital facility (ABL) expiring in March 2016. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates.

As at September 28, 2013, the amount available, based on eligible receivables and inventories, was $120 million of which $53 million was drawn and $56 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2013, the amount available was $28 million of which $4 million was drawn.

The Company’s exposure to liquidity risk is disclosed in note 13.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		Sept. 28,	Sept. 29,
	Maturity	2013	2012
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$314	$300
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	06/2022	20	20
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	40	-
Tembec Tartas SAS	Various	17	22
Kirkland Lake Engineered Wood Products Inc.	Various	9	8
Other	Various	2	2
		402	352

Less current portion		16	16
Less unamortized financing costs		17	13
		$369	$323

In connection with the specialty cellulose project in Temiscaming, Quebec, the Company entered into a $75 million term loan facility, bearing interest at 5.5% . The loan has a 15½-year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. During the September 2013 quarter, the Company received an advance of $12 million on the term loan for a total of $40 million for the year ended September 28, 2013.

On September 20, 2013, the Company entered into an additional loan facility to borrow up to $18 million with the same lender, at an interest rate of 5.5% . The loan has a four-year term repayable in monthly instalments beginning in April 2016 and maturing in March 2020. The additional loan is secured by a second ranking charge on the project assets. As at September 28, 2013, no amount was drawn under this additional facility.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec. On September 20, 2013, the Company has entered into an Amended and Restated Credit Agreement, increasing its credit facility from $30 million to $40 million. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received an advance of $20 million bearing interest at 6.35% repayable in blended monthly instalments over a period of eight years beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022.

Subsequent to the end of the September 2013 quarter, on October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86%, repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Provisions

	Sept. 28,	Sept. 29,
	2013	2012
Site restoration	$12	$13
Reforestation	1	2
Other	5	5
	$18	$20

Current	$6	$3
Non-current	12	17
	$18	$20

8.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Warrants

In connection with the $75 million second ranking term loan facility, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. The warrants expire on August 30, 2017. During the December 2012 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $3 million.

In connection with the $18 million second ranking term loan facility, the Company has agreed to grant the lender an option to acquire 712,000 common shares of the Corporation at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the warrants. These warrants will be granted on the date of the first advance made under this facility, which has not yet occurred, and will expire five years thereafter.

Issued and fully paid

	Sept. 28,	Sept. 29,
	2013	2012
100,000,000 common shares	$564	$564
3,000,000 warrants	3	-
	$567	$564

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Share capital (continued)

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Years
	2013	2012	2013	2012
Net earnings (loss)	$6	$(47)	$(34)	$(82)
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$0.06	$(0.47)	$(0.34)	$(0.82)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Shareholder Rights Plan

At the Annual and Special Meeting of Shareholders held on January 31, 2013, the Shareholder Rights Plan (the “Plan”), which had been previously adopted by the Board of Directors (the “Board”) of the Corporation, was approved and ratified by a majority of the Shareholders. The Plan is designed to encourage the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares. It provides the Board with sufficient time to assess and evaluate any unsolicited take-over bid, and to explore and develop, if appropriate, alternatives that enhance shareholder value and to give shareholders adequate time to consider any such transaction. Accordingly, as of the close of business on January 31, 2013, one right was issued and attached to each common share of the Corporation. Each right entitles the holder of the right to purchase from the Corporation an additional share of the Corporation subject to the terms and conditions of the Plan.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

		Weighted average
	Options	exercise price
Balance, beginning of year, September 29, 2012	104,987	$66.13
Options expired	3,492	184.59
Balance, end of period, December 29, 2012	101,495	62.06
Options expired	389	210.96
Options forfeited	3,263	97.51
Balance, end of period, March 30, 2013	97,843	60.29
Options forfeited	1,409	63.85
Balance, end of period, June 29, 2013	96,434	60.23
Options expired	348	127.74
Options forfeited	234	16.61
Balance, end of year, September 28, 2013	95,852	$60.09

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Share capital (continued)

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. During the year ended September 28, 2013, an additional 751,733 DSUs (September 2013 quarter – nil DSUs) were granted of which 130,969 DSUs (September 2013 quarter – 33,890 DSUs) were forfeited.

The following table summarizes the details of share-based compensation expenses (credits) relating to its different plans:

	Quarters		Years
	2013	2012	2013	2012
Directors' share award plan	$-	$(1)	$1	$(1)
Performance-conditioned share unit plan	-	-	-	-
	$-	$(1)	$1	$(1)

9.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Years
	2013	2012	2013	2012

Forest Products:
Gain on sale of BC sawmills	$-	$-	$-	$(24)
Loss on sale/closure of hardwood flooring plants	-	-	-	2
	-	-	-	(22)

Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	-	-	2	-
Impairment loss - Skookumchuck, BC, pulp mill	-	-	22	-
Impairment loss - Chetwynd, BC, pulp mill	-	50	-	50
	-	50	24	50

Corporate:
Costs for permanently idled facilities	1	1	7	10
Gain on sale of assets	-	-	(2)	-
Impairment loss - Temlam loan receivable	-	-	-	16
Gain on sale of minority equity investment	-	-	-	(4)
	1	1	5	22
	$1	$51	$29	$50

2013

During the September 2013 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the year ended September 28, 2013, these charges amount to $7 million.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Other items (continued)

2013 (continued)

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $2 million in the June 2013 quarter. The following table provides information related to balance sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other	(9)
$99

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment loss of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

2012

During the September 2012 quarter, the Company recorded an impairment loss of $50 million related to property, plant and equipment, including the related supplies and materials of the Chetwynd, BC, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less costs to sell. The recoverable amount was determined to be nominal.

During the September 2012 quarter, the Company recorded a charge of $1 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the year ended September 29, 2012, these charges amount to $10 million.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to balance sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded an impairment loss of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Other items (continued)

2012 (continued)

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

10.	Net finance costs

	Quarters		Years
	2013	2012	2013	2012
Interest on long-term debt	$10	$10	$40	$36
Interest on short-term debt	-	1	2	2
Bank charges and other financing expenses	1	-	3	2
Net foreign exchange loss (gain), excluding exchange on long-term debt	2	4	(1)	4
Interest income	-	-	-	(1)
Exchange loss (gain) on long-term debt	(7)	(13)	14	(13)
Expected return on plan assets less accretion of employee future benefits obligation (note 12)	(1)	-	(7)	-
Interest capitalized on assets under construction	(3)	(1)	(9)	(2)
	$2	$1	$42	$28

Finance costs	$10	$14	$50	$42
Finance income	(8)	(13)	(8)	(14)
Net finance costs	$2	$1	$42	$28

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Years
	2013	2012	2013	2012
Earnings (loss) before income taxes	$11	$(42)	$(13)	$(60)

Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.3% (2012 - 26.3%)	$3	$(11)	$(3)	$(16)

Increase (decrease) resulting from:
Difference in statutory income tax rates	(4)	2	1	6
Permanent differences	(3)	(2)	2	-
Unrecognized tax asset arising from current losses and other tax adjustments	9	16	21	32
	2	16	24	38
Income tax expense	$5	$5	$21	$22

Income taxes:
Current	$6	$2	$20	$11
Deferred	(1)	3	1	11
Income tax expense	$5	$5	$21	$22

12.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any. Adjustments are also made for payments made and current service and interest costs.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarters		Years
	2013	2012	2013	2012
Defined benefit pension plans	$2	$2	$10	$9
Defined contribution and other retirement plans	2	2	7	9
Other benefit plans	-	-	1	1
Current service cost	$4	$4	$18	$19

Interest cost	$9	$10	$35	$39
Expected return on plan assets	(10)	(10)	(42)	(39)
Net finance income	$(1)	$-	$(7)	$-

Curtailment gain	$-	$-	$(1)	$(2)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Employee future benefits (continued)

The variation in discount rate on obligations, the experience adjustments and the difference between the actual rate of return and the expected rate of return on plan assets generated an actuarial gain (loss) on employee future benefits, included in comprehensive earnings, as follows:

	Quarters		Years
	2013	2012	2013	2012

Actuarial gain (loss) - variation in discount rate	$19	$(79)	$102	$(79)
Actuarial gain (loss) - experience adjustments	(1)	10	(1)	10
Actuarial gain - actual rate of return exceeds expected rate of return	21	31	31	31
	$39	$(38)	$132	$(38)

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at September 28, 2013, was based on an increase of the discount rate for pension plans from 3.7% used at September 29, 2012, to 4.5% at June 29, 2013 and 4.6% at September 28, 2013. For the quarter and the year ended September 29, 2012, the actuarial loss for pension plans was based on a decrease of the discount rate from 4.4% at September 24, 2011, to 3.7% at September 29, 2012. The actual rate of return on assets for the year was higher than the expected rate of return of 6.4%.

13.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	Sept. 28,	Sept. 29,
	2013	2012
Carrying value	$385	$339
Fair value	$428	$369

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debts were estimated based on discounted cash flows using period-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at September 28, 2013 and September 29, 2012.

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Sept. 28,	Sept. 29,
	2013	2012
Loans and receivables, other than cash, cash equivalents and restricted cash	$167	$212
Cash, cash equivalents and restricted cash	$74	$92

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

13.	Financial instruments (continued)

Financial risk management (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at September 28, 2013, totalled $109 million. The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $73 million was undrawn. In addition, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

	September 28, 2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$389	(1)	$602	$50	$84	$87	$381
Unsecured loans	13		14	5	7	1	1
Operating bank loans	57		57	57	-	-	-
Trade and others	205		205	205	-	-	-
	$664		$878	$317	$91	$88	$382
(1) before financing costs

14.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and restricted cash.

Total capitalization includes net debt plus long-term provisions, employee future benefit liabilities, deferred tax liabilities, other long-term liabilities, and shareholders’ equity.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at September 28, 2013 (September 29, 2012 – 45%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and years ended September 28, 2013 and September 29, 2012
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Subsequent events

BC Lands Sale Initiative

On September 30, 2013, the Company announced the BC Lands Sale Initiative. As at November 21, 2013, the Company has reached agreements to sell various parcels of land for total gross proceeds of $23 million.

Antidumping Duties - China

On November 6, 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China after November 6, 2013. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties. Based on the aforementioned volume and current prices for viscose grade pulp in China, the impact of the duties on the Company’s financial results would be approximately $4 million per year.